                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13GA


                   Under the Securities Exchange Act of 1934

                           First State Bancorporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Voting Shares of Common Stock
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                         (Title of Class of Securities)


                                   336453105
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                                 (CUSIP Number)

                                    12/31/08
                      -----------------------------------
                     Date of Event Which Requires Reporting

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages

CUSIP No. 336453105                                            Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 St. Denis J. Villere & Company, L.L.C.
                 I.R.S. Identification No. 72-0343760

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a)  /   /              (b)  / X /

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OR ORGANIZATION
               Louisiana
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NUMBER OF        5.       SOLE VOTING POWER
                                                159200
SHARES           ---------------------------------------------------------------

BENEFICIALLY     6.       SHARED VOTING POWER
                                                2046641
OWNED BY         ---------------------------------------------------------------

EACH             7.       SOLE DISPOSITIVE POWER
                                                159200
REPORTING        ---------------------------------------------------------------

PERSON           8.       SHARED DISPOSITIVE POWER
                                                2046641
WITH             ---------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2205841 Shares

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                N/A

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.96%

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12.      TYPE OF REPORTING PERSON*
                IA

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                    *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 5 pages

                                 SCHEDULE 13GA

ITEM 1.

         This Schedule 13GA relates to shares of the Voting Shares of Common Stock (the "Shares") of First State Bancorporation, a New Mexico corporation (the "Issuer"), whose principal executive offices are located at 7900 Jefferson Northeast, Albuquerque, NM 87109.

ITEM 2.

         (a) - (c)        The person filing this Schedule 13GA is St. Denis J.
Villere & Company, L.L.C., a Louisiana limited liability company ("Villere"), with its principal business office located at 601 Poydras St. Suite 1808, New Orleans, Louisiana 70130.

         (d)     Title of Class of Securities:  Voting Shares of Common Stock

         (e)     CUSIP Number:  336453105

ITEM 3.

          Villere is filing this Schedule 13GA as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.          Ownership.

         (a) - (c)        As of December 31, 2007, Villere was deemed to have or
share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

Number           Percentage of             Sole             Shared           Sole             Shared
of               Outstanding               Voting           Voting           Dispositive      Dispositive
Shares           Shares                    Power            Power            Power            Power
------           -------------             ------          ---------         ------------     -----------
2205841          10.96%                    159200          2046641           159200           2046641





                               Page 3 of 5 pages

ITEM 5.          Ownership of Five Percent or Less of a Class.

                 Not Applicable

ITEM 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

ITEM 8.          Identification and Classification of Members of the Group.

                 Not Applicable

ITEM 9.          Notice of Dissolution of Group.

                 Not Applicable

ITEM 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 4 of 5 pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 14, 2008
       ----------------
                                        ST. DENIS J. VILLERE & COMPANY, L.L.C.



                                        By:  /s/ George G. Villere
                                             ----------------------------
                                             George G. Villere
                                             Member





                               Page 5 of 5 pages